Exhibit 17.1

June 10, 2020

Board of Directors

Tenneco, Inc.

500 North Field Drive

Lake Forest, IL 60045

To my Fellow Directors:

It is with regret that I write to inform you that I hereby resign as a director of Tenneco, effective immediately. While I have appreciated my time on the board, you have made decisions with which I strongly disagree and which are inconsistent with my views on what is best for Tenneco and its shareholders.

My dissatisfaction with the board should come as no surprise. In October, we discussed my letter to the board in which I expressed my concerns regarding Tenneco’s direction and the dangers of continuing with the board’s strategy at the time. Had swift action been taken at that time, Tenneco would have been in a much better situation coming into today’s COVID-19 crisis.

Based on the last year of discussions, I have little confidence that my input will result in meaningful board actions and it is not productive for me to keep advocating for change if my suggestions continue to fall on deaf ears.

Tenneco is a world class company with tremendous products, technology and employees. I wish you and our hard working employees the best.

Sincerely,

/s/ SungHwan Cho

SungHwan Cho